SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)1

Alaska Communications Systems Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
01167P101
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ, 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01167P101	13D/A8	Page 2 of 6

1	NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.03%[2]
14	TYPE OF REPORTING PERSON*
IN

2 The percentages reported in this Schedule 13D/A7 are based upon the 52,525,665 outstanding shares of common stock as described in the Form 10-K filed by Alaska Communications Systems Group, Inc., on March 16, 2018.

CUSIP No.	01167P101	13D/A8	Page 3 of 6

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984[3]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984[4]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.03%

14	TYPE OF REPORTING PERSON*
OO

3 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

4 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

SCHEDULE 13D/A8

This constitutes Amendment No. 8 (the “Amendment No. 8”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock” or “Shares”), of Alaska Communications Systems Group, Inc. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.        Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 8 is to report that on April 27, 2018, the Reporting Person and its representatives sent a letter in response to the Issuer’s purported rejection, by a letter dated April 26, 2018 (the “Purported Rejection Letter”) of the Notice of Nominations submitted by TAR Holdings to the Company on February 9, 2018 (the “Nominating Notice”) to notify the Company of its intention to nominate the following three (3) candidates for election to the Board at the Company’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”): Steven G. Singer, Wayne Barr, Jr. and Patrick F. Doyle (the “Nominees”). A copy of the Reporting Person’s response letter is attached to this Statement as Exhibit No. 99.5.

The Reporting Person believes that (i) the Nominating Notice complies in all respects with the Issuer’s Amended and Restated Bylaws, including, without limitation, Article II, Section 8, and (ii) TAR Holdings has submitted a proper and timely advance notice of its nominations. The Reporting Person disagrees with the Board’s characterization that the Nominating Notice is deficient and the Board’s threat to prohibit TAR Holdings from nominating the Nominees at the 2018 Annual Meeting. The Reporting Person submits that any purported technical deficiencies in the Nominating Notice (of which there are none) would, in any event, be immaterial.

The Reporting Person believes that the Board’s disingenuous attempt to portray the Nominating Notice as being deficient in the Purported Rejection Letter is yet another in a long line of apparent attempts by the Board and Company management – in the face of deteriorating financial performance and a woefully underperforming stock price – to entrench themselves to the detriment of the Company’s stockholders. The Reporting Person also believes that the Board’s improper refusal to acknowledge the validity of the Nominating Notice is another waste of corporate assets by the Board and management, which shall be borne entirely by the Company’s stockholders. Nevertheless, the Reporting Person intends to take all actions it deems necessary and advisable to protect its rights as a stockholder of the Company. Specifically, in response to the Purported Rejection Letter and the Board’s stated intention to disregard TAR Holdings’ nomination of the Nominees at the 2018 Annual Meeting, TAR Holdings has engaged local counsel to commence litigation, as early as next week, in the Delaware Court of Chancery to compel the Issuer to permit TAR Holdings to make stockholder proposals, including the nomination of the Nominees, at the 2018 Annual Meeting.

TAR Holdings remains open to engaging with the Board and management of the Company to reach a mutually agreeable resolution that would avoid the need for an election contest at the 2018 Annual Meeting.

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer and TAR Holdings do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 7.        Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

99.1	Form of Indemnification Letter Agreement (Filed as Exhibit 99.1 to Amendment No. 4 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on February 12, 2018).

99.2	Joint Filing Agreement (Filed as Exhibit 99.2 to Amendment No. 5 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on March 8, 2018).

99.3	Convertible Preferred Term Sheet (Filed as Exhibit 99.3 to Amendment No. 7 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on April 24, 2018).

99.4	Yahoo Finance! Article, dated as of April 13, 2018 (Filed as Exhibit 99.4. to Amendment No. 7 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on April 24, 2018).

99.5	Letter, dated April 27, 2018, to the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2018

By:        /s/ Karen Singer
             Karen Singer